UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On March 31, 2020, Huitao Technology Co., Ltd. (the “Company”) and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,727,274 ordinary shares, par value $0.001 per share (the “Shares”) in a registered direct offering and warrants to purchase up to 2,727,274 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) in a concurrent private placement, for gross proceeds of approximately $1.5 million (the “Offering”).

The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.55. The warrants will expire 5.5 years from the date of issuance. The purchase price for each Share and the corresponding warrant is $0.55. Each warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, and full ratchet anti-dilution protection with respect to the issuance of Ordinary Shares (or Ordinary Share equivalents) for consideration per share less than the exercise price of the warrants. The warrants contain a mandatory exercise right for the Company to force a cash exercise of the warrants if the Company’s Ordinary Shares trade at or above 300% of the purchase price per Share in the Offering (or $1.65) for 20 consecutive trading days.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares (or Ordinary Shares equivalents) for 30 calendar days following the closing of the Offering subject to certain exceptions including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition. The Company also agreed in the Purchase Agreement that it would file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (or such other form as the Company is then eligible to use) as soon as practicable (and in any event within 45 calendar days of the closing of the Offering) providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the Warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 180 days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering to expand the education service business and for working capital and other general corporate purposes. The Offering is expected to close on or about April 2, 2020, subject to satisfaction of customary closing conditions.

The Company also entered into a placement agency agreement dated March 31, 2020 (the “Placement Agency Agreement’) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $45,000.

The Placement Agent has required that the officers and directors of the Company enter into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons have agreed that, without the prior consent of the Placement Agent, they will not, for a period of 180 days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during the lock-up period.

A copy of the Placement Agency Agreement, form of the Purchase Agreement, form of warrant, and form of Lock-Up Agreement  are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, Purchase Agreement, the form of warrant, and the form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On March 31, 2020, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel Conyers Dill & Pearman is attached hereto as Exhibit 99.6.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-236616), which became effective on March 10, 2020, pursuant to a prospectus supplement filed with the Commission (the “Registration Statement”). The warrants and Ordinary Shares underlying the warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Placement Agency Agreement, dated March 31, 2020, between Huitao Technology Co., Ltd. and Maxim Group LLC
99.2	Form of Securities Purchase Agreement, dated March 31, 2020, between the Company and the Purchasers
99.3	Form of Warrants
99.4	Form of Lock-Up Agreement
99.5	Press Release dated March 31, 2020.
99.6	Legal Opinion of Conyers Dill & Pearman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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